Form N-SAR of Old Westbury Funds, Inc. - Fiscal year ended
October 31, 2006

Sub-Item 77K:  Changes in registrant's certifying accountants

Deloitte & Touche LLP's ("Deloitte") engagement as the independent registered public accounting firm for the seven series (the "Funds") of Old Westbury Funds, Inc. (the "Company") ceased on August 7, 2006. On the same date, Ernst & Young LLP ("E&Y") was engaged as the independent registered public accounting firm to audit the Funds' financial statements for the fiscal year ending October 31, 2006 and to perform other permissible audit and non-audit services. The timing of the change in independent registered public accounting firms will afford E&Y the opportunity to perform all necessary procedures and actions so that such audits may be completed on a timely basis.

The Company's Audit Committee recommended, and both the Audit
Committee and the Company's full Board of Directors approved, the decision to change independent registered public accounting firms.

During the Funds' past two fiscal years and any subsequent interim period: (i) no report on the Funds' financial statements contained an adverse opinion or a disclaimer of opinion, or was qualified or modified as to uncertainty, audit scope, or accounting principles; and (ii) there were no "disagreements" (as such term is used in Item 304 of Regulation S-K) with Deloitte on any matter of accounting principles or practices, financial statement disclosure, or auditing scope of procedure, which disagreement(s), if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.